UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5A
(As adopted October 2, 1936)

NOTIFICATION OF REGISTRATION
Filed under Section 5(a) of the Public Utility Holding Company Act of 1935

Date of Filing _____________________________________ File No.__________________

The above to be left blank.

ENTERGY LOUISIANA HOLDINGS, INC.
Name of Registrant

NOTIFICATION OF REGISTRATION

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof.

  Exact name of registrant: ENTERGY LOUISIANA HOLDINGS, INC.
  Address of principal executive offices: Parkwood II Building, 10055 Grogans Mill Road, The Woodlands, Texas 77380-1048.
  Name and address of officer to whom notices and communications should be addressed:
  Reginald G. Rice, Secretary, Entergy Louisiana Holdings, Inc., Parkwood II Building, 10055 Grogans Mill Road, The Woodlands, Texas 77380-1048
  Submit for registrant and each subsidiary company thereof:

	Col. A	Col. B	Col. C	Col. D
State of
	Name of Company	Organization	Organization	Type of Business

1	Entergy Louisiana Holdings, Inc.	Corporation	Texas	Holding Company
1.1	Entergy Louisiana, LLC	Limited Liability Company	Texas	Electric Utility
1.2	Entergy Louisiana Properties, LLC	Limited Liability Company	Texas	Owner of Power Plant Real Estate and System Fuels, Inc. Note
1.2.1	System Fuels, Inc.	Corporation	Louisiana	Fuel Subsidiary

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf, on the 31st day of December, 2005.

ENTERGY LOUISIANA HOLDINGS, INC.

By: /s/ Reginald G. Rice
Reginald G. Rice, Secretary

Attest: /s/ Robert A. Malone
Robert A. Malone, Treasurer

VERIFICATION

State of New York
County of New York

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated December 31, 2005 for and on behalf of Entergy Louisiana Holdings, Inc. that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Reginald G. Rice
Reginald G. Rice, Secretary

(OFFICIAL SEAL)

Subscribed and sworn to before me at
_______________________________
this 31st day of December, 2005.

/s/ Kimberly M. Reisler

My commission expires __________________

KIMBERLY M. REISLER
Notary Public, State of New York
No.31-6014083
Qualified in New York Country
Commission Expires Oct. 5, 20__